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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                            (Amendment No. . . . .)*

                        FIRST OF AMERICA BANK CORPORATION

                                (Name of Issuer)

                                  COMMON STOCK

                         (Title of Class of Securities)

                                    318906104
                                 (CUSIP Number)

                               CARLTON E. LANGER,
                      NATIONAL CITY CORPORATION, LAW DEPT.,
                    P.O. BOX 5756, CLEVELAND, OHIO 44101-0756
                                 (216) 575-3339
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                                NOVEMBER 30, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following [ ].

    Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

---------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  Page 1 of 69


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CUSIP No. 318906104                                                Page 2 of 69

1.) Names of Reporting Persons S. S. or I. R. S. Identification Nos. of Above
Persons:

      National City Corporation
      340420310

2.) Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)
         ----------------------------------------------------------------------

      (b)
         ----------------------------------------------------------------------

3.) SEC Use Only

4.) Source of Funds (See Instructions)                 WC
                                      -----------------------------------------

5.) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
       ------------------------------------------------------------------------

6.) Citizenship or Place of Organization               DELAWARE
                                         --------------------------------------
NUMBER OF               7.)  Sole Voting Power   529,950
SHARES                                        ---------------------------------
BENEFICIALLY            8.)  Shares Voting Power     0
OWNED BY                                        -------------------------------
EACH REPORTING          9.)  Sole Dispositive Power   529,950
PERSON WITH                                        ----------------------------
                       10.)  Shares Dispositive Power 0
                                                     --------------------------

11.) Aggregate Amount Beneficially Owned by Each Reporting Person    529,950*
                                                                  -------------

12.) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)            X
             ------------------------------------------------------------------

13.) Percent of Class Represented by Amount in Row (11)         0.6%
                                                         ----------------------

14.)  Type of Reporting Person (See Instructions)           CO
                                                -------------------------------

* National City Corporation disclaims beneficial ownership or control of 16,813,611 shares of FOA Common Stock which are the subject of a Stock Option Agreement which represents 16.2% (per Rule 13d-3(d)(1)(i)) of the common stock deemed outstanding for this purpose.

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ITEM 1.  SECURITY AND ISSUER
----------------------------

      Common Stock, par value $10.00 per share, of First of America Bank Corporation ("FOA Common Stock")
      211 South Rose Street
      Kalamazoo, Michigan   49007

ITEM 2.  IDENTITY AND BACKGROUND
-------  -----------------------

      (a)  Name:  National City Corporation

      (b)  Residence or business address:            National City Corporation
                                                     National City Center
                                                     1900 East 9th Street
                                                     Cleveland, Ohio  44114

      (c)            Bank Holding Company

      (d)            No convictions to report.

      (e)            No civil proceedings to report.

      (f) Incorporated under the laws of the state of Delaware, Principal offices located in Cleveland, Ohio.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
----------------------------------------------------------

      National City Corporation would use its working capital funds. See also the cash option provision in the Stock Option Agreement which is attached hereto as Exhibit 1.1.

ITEM 4.  PURPOSE OF TRANSACTION
-------------------------------

      National City Corporation ("National City") and First of America Bank Corporation ("FOA") entered into an Agreement and Plan of Merger dated as of November 30, 1997 (the "Merger Agreement") (attached hereto as Exhibit 1.2). As a condition to National City's entering into the Merger Agreement, and in consideration therefor, FOA entered into an Option Agreement dated as of November 30, 1997 (the "Option") (attached hereto as Exhibit 1.1). The Option is intended to increase the likelihood that the merger will be consummated by making it more difficult and more expensive for another party to obtain control of or acquire FOA.

      The Option entitles National City to purchase up to 16,813,611 fully paid and non-assessable shares of FOA Common Stock, representing 19.3% of the shares of FOA Common issued and outstanding as of November 30, 1997 without giving any effect to any shares subject or issued pursuant to the option, at a price of $58.75 per share. The Option provides that National City may exercise the Option, in whole or in part, if both an initial trigger event and a subsequent trigger event (both as defined in

                                  Page 3 of 69
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Option) shall have occurred prior to the occurrence of an exercise termination event.

      (a) National City has no other plan to acquire any additional shares of FOA Common Stock.

      (b) National City and FOA have entered into Merger Agreement which is attached hereto as Exhibit 1.2. The Merger Agreement calls for FOA to merge into National City or a wholly owned subsidiary of National City.

      (c) National City has no plans to sell or transfer a material amount of assets of FOA or any of FOA's subsidiaries.

      (d) National City has no plan to make any change in the present board of directors or management of the Issuer except that which would result from the consummation of the merger of FOA into National City as provided by the Merger
 Agreement (See Exhibit 1.2).

      (e) National City has no plans to make any material change in the present capitalization of FOA except that which would result from the consummation of the merger of FOA into National City as provided by the Merger Agreement (See
Exhibit 1.2).

      (f) National City has no plans to make any material changes in FOA's business or corporate structure except those which would result from the consummation of the merger of FOA into National City as provided by the Merger Agreement (See Exhibit 1.2).

      (g) It is anticipated that FOA will merge into National City with National City being the surviving corporation. (See Agreement and Plan of Merger, Exhibit 1.2). At the effective time of the merger, National City Corporation's Certificate of Incorporation and Bylaws will control. Also see introduction to this Item 4.

      (h) At the effective time of the merger of FOA into National City, FOA Common Stock will be delisted form the New York Stock Exchange.

      (i) See 4(b), 4(g) and 4(h) above.

      (j) Reference is made to the Merger Agreement in Exhibit 1.2.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
---------------------------------------------

      (a)-(b) Currently National City Corporation beneficially owns 529,950 shares of FOA Common Stock representing 0.6% of the outstanding shares. National City Corporation has sole voting and dispositive power over these shares. National City Corporation also holds the Option

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to purchase 16,813,611 shares of FOA Common Stock, which Option is exercisable only upon the occurrence of certain initial triggering events and subsequent triggering events. (See the Option Agreement, Exhibit 1.1). The shares subject to the Option represent 19.3% of the issued and outstanding shares of FOA
Common Stock. National City hereby specifically disclaims any current beneficial ownership or control over the shares of FOA Common Stock which are the subject of the Option or of FOA.

      (c) The Option Agreement was entered into on November 30, 1997.

      (d) N/A

      (e) N/A

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
------------------------------------------------------

      SEE earlier responses and the Option Agreement attached hereto as Exhibit 1.1.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
-----------------------------------------

      Exhibit 1.1   --   Stock Option Agreement
      Exhibit 1.2   --   Agreement and Plan of Merger

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DECEMBER 9, 1997                        By: /S/ DAVID L ZOELLER
---------------------------                -----------------------------------
Date                                       Signature

                                        David L. Zoeller
                                        --------------------------------------
                                        Senior Vice President, General Counsel
                                        --------------------------------------
                                        and Secretary
                                        --------------------------------------
                                        Name/Title

       ATTENTION:  Intentional misstatements or omissions of fact constitute
                   Federal criminal violations (See 18 U.S.C. 1001).

      [Adopted in Release No. 34-8370 (Paragraph 77,581), July 30, 1968, 33 F.
R. 11016; and amended by Release No. 34-8392 (Paragraph 77,715), August 30, 1968, 33 F. R. 14110; Release No. 34-13291 (Paragraph 80,980) effective August 31, 1977, 42 F. R. 12352; Release No. 34-13787 (Paragraph 81,256), July 21,
1977, 42 F. R. 38347; effectiveness of amendments in Release No. 34-13291 postponed until April 30, 1978 (Paragraph 81,274), 42 F. R. 12352; amended in Release No. 34-14692 (Paragraph 81,571), effective May 29, 1978, effective thirty days after publication in the Federal Register, 43 F.

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R. 55755; amended in Release No. 34-15457 (Paragraph 81,909), effective for schedules filed on or after February 14, 1979, 44 F. R. 2145; amended in Release No. 34-16384 (Paragraph 82,373), effective January 7, 1980, 44 F. R. 70326;
amended in Release No. 34-18524 (Paragraph 72,328), effective for all documents filed on or after May 24, 1982, 47 F. R. 11380.]

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